

April 19, 2017

Mr. Yasuhiro Sato
Chief Executive Officer
Mizuho Financial Group, Inc.
1-5-5 Otemachi
Chiyoda-ku, Tokyo 100-8176 Japan

  Re: Mizuho Financial Group, Inc.
    Form 20-F for Fiscal Year Ended March 31, 2016
    Filed July 21, 2016
    File No. 001-33098

Dear Mr. Sato:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Stephanie L. Sullivan

       Stephanie L. Sullivan
       Senior Technical and Policy Advisor